Exhibit 99.1

Pembina Pipeline Corporation Reports Third Quarter 2014 Results

Pembina secures additional projects and expansions, executes on growth plans and finalizes Bakken pipeline acquisition

All financial figures are in Canadian dollars unless noted otherwise. This news release contains forward-looking statements and information that are based on Pembina Pipeline Corporation's ("Pembina" or the "Company") current expectations, estimates, projections and assumptions in light of its experience and its perception of historic trends. Actual results may differ materially from those expressed or implied by these forward-looking statements. Please see "Forward-Looking Statements & Information" herein and in the Company's Management's Discussion & Analysis for the period ended September 30, 2014 ("MD&A") for more details. This news release also refers to net revenue, operating margin, earnings before interest, taxes, depreciation and amortization ("EBITDA") and adjusted cash flow from operating activities (and adjusted cash flow from operating activities per common share) which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). Pembina's methods of calculating these financial measures may not be directly comparable to that of other companies. Pembina considers these non-GAAP financial measures to provide useful information to both management and investors in measuring Pembina's financial performance and financial condition. For more information about the measures which are not defined by GAAP see "Non-GAAP and Additional GAAP Measures" herein and in the MD&A, which is available on SEDAR at www.sedar.com.

CALGARY, Nov. 4, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its third quarter 2014 financial and operating results.

Financial Overview
($ millions, except where noted)	3 Months Ended September 30		9 Months Ended September 30
	2014	2013	2014	2013
Revenue	1,445	1,300	4,810	3,724
Net revenue(1)	358	317	1,165	927
Operating margin(1)	264	226	883	674
Gross profit	216	177	732	558
Earnings(2)	75	72	299	256
Earnings per common share - basic and diluted (dollars)	0.20	0.22	0.85	0.83
EBITDA(1)	199	201	750	597
Cash flow from operating activities	188	94	604	477
Cash flow from operating activities per common share - basic (dollars)(1)	0.57	0.30	1.87	1.56
Adjusted cash flow from operating activities(1)	158	188	613	540
Adjusted cash flow from operating activities per common share - basic (dollars)(1)	0.48	0.61	1.90	1.77
Common share dividends declared	143	129	417	375
Preferred share dividends declared	8		21
Dividends per common share (dollars)	0.44	0.42	1.29	1.23
Capital expenditures	344	245	929	605

(1)	Refer to "Non-GAAP and Additional GAAP Measures."
(2)	Share of loss from equity accounted investees, which impacted earnings in the third quarter and first nine months of
2014, includes accelerated depreciation of $25 million for certain out-of-service assets at the Fort Saskatchewan ethylene storage facility.

"Pembina continues to achieve strong operational performance in all of its businesses, as evidenced by year-over-year improvements in operating margin, gross profit, earnings and cash flow from operating activities," said Mick Dilger, Pembina's President and Chief Executive Officer. "Providing safe, reliable and responsible operations while executing on our growth platform is of utmost importance to the Company as we continue working towards adding shareholder value for the long-term."

Revenue increased 11 percent in the third quarter of 2014 to $1.4 billion from $1.3 billion in the same period of the prior year and 29 percent to $4.8 billion year-to-date compared to $3.7 billion in the first nine months of 2013. Net revenue increased 13 percent to $358 million during the third quarter of 2014 from $317 million during the same period of 2013. The third quarter increases in revenue and net revenue were primarily driven by the Company's Conventional Pipelines business, which generated an increase of approximately 24 percent in revenue in the third quarter of 2014 compared to the same period of 2013 due to contributions from the Phase I crude oil, condensate and natural gas liquids pipeline capacity expansions which were completed in December 2013 (the "Phase I Expansions"). Further, Pembina's Saturn I Facility contributed to the strong performance in the Company's Gas Services business, which saw an increase of approximately 19 percent in net revenue in the third quarter of 2014 compared to the same period of 2013. Year-to-date, net revenue in 2014 was nearly $1.2 billion compared to $927 million during the same period of 2013. The increase relative to the prior period was largely due to the Company's Midstream business, which generated an increase of almost 32 percent in net revenue during the first nine months of 2014 compared to the same period of the prior year. This was driven by higher volumes, favourable pricing, market fundamentals and enhanced service offerings since the prior period in crude oil midstream, as well as a stronger year-over-year market for propane which benefited Pembina's natural gas midstream activities. The Company's Conventional Pipelines business also contributed to higher net revenue due to the Phase I Expansions noted above.

Operating expenses were $98 million during the third quarter of 2014 compared to $87 million in the third quarter of 2013. For the nine months ended September 30, 2014, operating expenses were $284 million compared to $255 million in the same period of 2013. The increase in operating expenses for the third quarter and first nine months of 2014 was primarily the result of new in-service assets, particularly the Phase I Expansions in the Company's Conventional Pipelines business and the Saturn I Facility in the Company's Gas Services business. These higher operating expenses were offset by a reduction in operating expenses in the Company's Midstream business resulting from Pembina's sale of its non-core trucking-related assets recognized in the second quarter of 2014.

Operating margin totalled $264 million during the third quarter of 2014, up 17 percent from the same period last year when operating margin totalled $226 million. For the nine months ended September 30, 2014, operating margin was $883 million compared to $674 million for the same period of 2013. Both the third quarter and year-to-date increases were primarily driven by strong performance in the Midstream and Conventional Pipelines businesses, as discussed above.

Depreciation and amortization included in operations rose to $51 million during the third quarter of 2014 compared to $47 million during the same period in 2013. This increase was primarily a result of the growth in Pembina's asset base since the prior period and a reduction in depreciation in 2013 resulting from a re-measurement of the decommissioning provision in excess of the carrying amount of the related asset. For the nine months ended September 30, 2014, depreciation and amortization included in operations was $154 million compared to $121 million in the same period of 2013 for the same reasons noted above, along with the $13 million impairment of non-core trucking-related assets which occurred in the second quarter of 2014.

Increased revenue and operating margin contributed to gross profit of $216 million during the third quarter and $732 million during the first nine months of 2014 compared to $177 million and $558 million during the relative periods of the prior year. This represents a 22 percent and 31 percent increase, respectively.

For the three and nine month periods ending September 30, 2014, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $53 million and $121 million compared to $28 million and $83 million during the same periods of 2013. These increases were primarily due to the addition of new employees and consultants resulting from Pembina's growth since the third quarter and first nine months of 2013 as well as increased short-term and share-based incentive expenses resulting from a 26 percent ($9.76 per share) increase in the Company's share price since December 31, 2013 compared to a 20 percent ($5.26 per share) increase from December 31, 2012 to September 30, 2013. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Net finance costs in the third quarter of 2014 were $30 million compared to $35 million in the third quarter of 2013. Lower net finance costs were primarily due to a reduced unrealized loss on revaluation of the conversion feature of the convertible debentures as well as lower interest expense on the convertible debentures as a result of conversions. For the first nine months of 2014, net finance costs were $139 million compared to $111 million in the same period of the prior year. Higher net finance costs year-to-date in 2014 compared to the same period in 2013 were mainly due to the net increased share price in 2014 compared to the prior year, resulting in an increase in the unrealized loss relating to the revaluation of the conversion feature of the Company's convertible debentures offset by lower interest expense on the convertible debentures.

Income tax expense was $21 million for the third quarter of 2014, including current tax of $26 million and deferred tax recovery of $5 million, compared to $40 million, including current tax of $6 million and deferred tax of $34 million in the same periods of 2013. Income tax expense was $128 million for the nine months ended September 30, 2014, including current tax of $75 million and deferred tax of $53 million, compared to income tax expense of $102 million, including current tax of $19 million and deferred tax of $83 million in the same period of 2013. Deferred income tax expense arises from the difference between the accounting and tax basis of assets and liabilities. The current tax rose year-to-date primarily as a result of taxable income exceeding losses and deductions available for carry over in certain of Pembina subsidiary corporations.

Pembina generated EBITDA of $199 million during the third quarter of 2014, consistent with $201 million during the third quarter of 2013. Increased gross profit since the same period last year was offset by increased general and administrative and other expenses. On a year-to-date basis in 2014, Pembina generated EBITDA of $750 million compared to $597 million during the first nine months of 2013. EBITDA was higher in 2014 compared to 2013 due to increased results from Pembina's businesses, primarily stemming from higher operating margin in the Company's Midstream business, as well as returns on new assets, expansions and services, offset by increased general and administrative expenses.

The Company's earnings increased to $75 million ($0.20 per common share) during the third quarter of 2014 compared to $72 million ($0.22 per common share) during the third quarter of 2013. This increase was due to higher gross profit, which was offset by increased general and administrative expenses due to higher share-based compensation and other expenses, with an offset to per common share metrics from increased shares outstanding. Earnings were $299 million ($0.85 per common share) during the first nine months of 2014 compared to $256 million ($0.83 per common share) during the same period of the prior year. The year-to-date increase was mostly due to higher gross profit, partially offset by increased general and administrative expenses and income taxes. Also offsetting the increase in earnings in the third quarter and first nine months of 2014 was share of loss from equity accounted investees, which includes accelerated depreciation of $25 million for certain out-of-service assets at the Company's Fort Saskatchewan ethylene storage facility.

Cash flow from operating activities was $188 million ($0.57 per common share) during the third quarter of 2014 compared to $94 million ($0.30 per common share) for the same period last year. The increase was primarily due to higher earnings and a larger decrease in non-cash working capital in 2013 compared to 2014. For the nine months ended September 30, 2014, cash flow from operating activities was $604 million ($1.87 per common share) compared to $477 million ($1.56 per common share) during the same period last year. The year-to-date increase was primarily due to higher earnings as well as a decreased change in non-cash working capital in 2014 compared to 2013.

Adjusted cash flow from operating activities was $158 million ($0.48 per common share) during the third quarter of 2014 compared to $188 million ($0.61 per common share) during the third quarter of 2013. Despite an increase in operating margin, the quarter-over-quarter decrease in adjusted cash flow from operating activities is primarily a result of increased current taxes, share-based payment expenses and preferred share dividends declared. For the nine months ended September 30, 2014, adjusted cash flow from operating activities was $613 million ($1.90 per common share) compared to $540 million ($1.77 per common share) during the same period last year. The year-to-date increase was also primarily due to higher operating margin offset by increased current taxes, share-based payment expenses and preferred share dividends declared. For both the third quarter and year-to-date in 2014, per common share metrics were impacted by increased shares outstanding.

Operating Results
	3 Months Ended September 30		9 Months Ended September 30
(mbpd, except where noted)(1)	2014	2013	2014	2013
Conventional Pipelines throughput	564	489	563	489
Oil Sands & Heavy Oil contracted capacity	880	880	880	880
Gas Services average volume processed (mboe/d) net to Pembina(2)	71	48	82	49
Midstream NGL sales volume	107	99	115	105
Total volume	1,622	1,516	1,640	1,523

(1)	mbpd is thousands of barrels per day.
(2)	Gas Services average volume processed converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.

	3 Months Ended September 30				9 Months Ended September 30
	2014		2013		2014		2013
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	128	74	103	66	367	228	300	192
Oil Sands & Heavy Oil	52	35	48	33	152	102	142	97
Gas Services	38	23	32	21	119	78	88	57
Midstream	139	131	135	105	526	471	397	325
Corporate	1	1	(1)	1	1	4		3
Total	358	264	317	226	1,165	883	927	674

(1)	Refer to "Non-GAAP and Additional GAAP Measures."
•	For the three and nine months ended September 30, 2014, financial and operating results in the Conventional Pipelines business were higher than the comparable periods of 2013 primarily because of the Phase I Expansions being placed into service in December 2013, which allowed for increased volumes on the Company's Peace and Northern pipeline systems.
•	In the Oil Sands & Heavy Oil business, the increases in net revenue and operating margin during the third quarter and first nine months of 2014 compared to the same periods of 2013 were primarily related to higher interruptible volumes on the Nipisi Pipeline. Additional flow-through operating expenses on the Horizon Pipeline further increased net revenue in this business during the 2014 periods compared to the three and nine months ended September 30, 2013.
•	Gas Services' 2014 financial and operating results were higher in the third quarter and year-to-date compared to the same periods of 2013 primarily due to the 200 MMcf/d Saturn I Facility, which was placed into service in October 2013.
•	In Midstream, improved 2014 third quarter and first nine months' results were largely due to higher throughput, more favourable pricing, a stronger year-over-year market for propane (particularly in the first quarter of 2014 at Empress East), as well as increased fee-for-service storage cavern revenue at Redwater West.

Acquisition of Vantage Pipeline

On October 24, 2014, Pembina closed its previously announced acquisition of the Vantage pipeline system ("Vantage") and Mistral Midstream Inc.'s ("Mistral") interest in the Saskatchewan Ethane Extraction Plant ("SEEP") for total consideration of approximately US$650 million (the "Transaction"). To enact the purchase, Pembina acquired all of the issued and outstanding equity interests of Vantage Pipeline Canada ULC, Vantage Pipeline US LP and Mistral in exchange for US$413 million, including repayment of  Vantage's bank indebtedness of approximately US$224 million at closing and approximately 5.61 million common shares (with an approximate value as at October 24, 2014 of US$237 million). Included in the consideration above was approximately $23 million for SEEP construction costs that were inccured between the effective date of the Transaction of August 1, 2014 and October 24, 2014.

Vantage is a recently constructed high vapour pressure pipeline that is approximately 700 kilometres ("km") long with a capacity of approximately 40,000 barrels per day ("bpd"). This line originates in Tioga, North Dakota and terminates near Empress, Alberta. Vantage provides long-term, fee-for-service cash flow and strategic access to the prolific and growing North Dakota Bakken play for future natural gas liquids ("NGL") opportunities.

As part of the Transaction, Pembina also acquired pipeline infrastructure from Mistral and Mistral's interest in SEEP, an under construction, 60 MMcf/d deep cut gas processing facility that is centrally located to service the southeast Saskatchewan Bakken region. SEEP, which is underpinned by both a long-term ethane sales agreement and a long-term, fee-for-service processing agreement, is expected to produce approximately 4,500 bpd of ethane and will connect into Vantage through a pipeline lateral that is also currently under construction. Pembina expects SEEP and the associated pipeline lateral to be in-service in mid-2015.

Pembina also acquired the remaining 10 percent interest in SEEP after the Transaction closed. The Company now owns 100 percent of the 60 MMcf/d deep cut processing facility.

Growth Project Update

Conventional Pipelines Updates

On September 10, 2014, Pembina announced that due to strong customer demand, it plans to expand its previously announced Phase III pipeline expansions (the "Phase III Expansion") by constructing a new 16" diameter pipeline from Fox Creek, Alberta into Namao, Alberta and a new 12" diameter pipeline from Wapiti, Alberta into Kakwa, Alberta (the "Wapiti to Kakwa Pipeline").

The 16" diameter pipeline will span approximately 270 km in length and be built in the same right-of-way as the proposed 24" diameter pipeline from Fox Creek to Namao. Pembina expects the two pipelines to initially have a combined capacity of 420,000 bpd and an ultimate capacity of over 680,000 bpd with the addition of midpoint pump stations.

The proposed Wapiti to Kakwa Pipeline is intended to debottleneck a portion of Pembina's existing pipeline system. It will be approximately 70 km in length and is expected to have an initial capacity of approximately 95,000 bpd. This debottleneck will ultimately allow product to be delivered into the Company's core segment of the Phase III Expansion between Fox Creek and Namao. As part of this project, Pembina also plans to build two new pump stations. Subject to regulatory and environmental approvals, Pembina expects the Wapiti to Kakwa Pipeline to be in-service in late-2016 to mid-2017.

Combined, Pembina expects to incur incremental capital expenditures for the additional 16" diameter pipeline and the Wapiti to Kakwa Pipeline of approximately $435 million, bringing total estimated capital for the Phase III Expansion to $2.44 billion.

Subject to regulatory and environmental approvals, Pembina expects the 16" and 24" diameter pipelines to be in-service between late-2016 and mid-2017. Pembina submitted its regulatory application for both pipelines from Fox Creek to Namao on September 2, 2014. Once in service, the Company will have four pipelines in the corridor between Fox Creek and Namao which will allow for operational efficiencies and improved quality management of product on the system through the reduction of batching operations and larger batch sizes.

In connection with the Phase III Expansion, Pembina was also successful in re-contracting with its customers and securing the majority of the existing crude oil and condensate volumes transported on the Company's pipelines under long-term, firm-service contracts. Pembina now has secured approximately 650,000 bpd of crude oil, condensate and NGL through its re-contracting efforts, and through its Phase I, II and III conventional pipeline expansions. As a result, once the Phase III Expansion is brought into service, virtually all of the throughput on Pembina's Peace and Northern systems will be under long-term, take-or-pay contracts.

In the third quarter, work continued on the Phase II crude oil, condensate and NGL expansions. With respect to the crude oil and condensate portion, Pembina expects the project to be mechanically complete in early 2015 and commissioned in the first quarter of 2015. Subject to regulatory and environmental approvals approval, Pembina expects the NGL component of the project to be in-service in the third quarter of 2015.

The Company is also progressing its previously announced plans to expand its presence in the Edson and Willesden Green areas of Alberta. Subject to regulatory and environmental approvals, Pembina expects its additional pipeline laterals in the Edson area to be in-service in mid-2016 and its additional Willesden Green pipelines to be in-service in late-2016.

Gas Services Update

Pembina has completed commissioning of its recently constructed 200 MMcf/d (134 MMcf/d net) Resthaven Facility, which was placed into service on October 6, 2014 and is now delivering NGL into Pembina's Peace Pipeline.

On October 10, 2014, Pembina announced that it entered into commercial agreements to proceed with a $170 million expansion of the Resthaven Facility and to build, own and operate a new gas gathering pipeline that will deliver gas into the plant (collectively, the "Resthaven Expansion").

The Resthaven Expansion is underpinned by a long-term, fee-for-service contract. The gas processing expansion component of the Resthaven Expansion is expected to cost approximately $105 million (gross) and increase capacity of the existing Resthaven Facility by an additional 100 MMcf/d (gross), bringing total capacity to 300 MMcf/d (gross). To support this expansion, Pembina plans to build a $65 million, 28 km 12" gas gathering pipeline that will connect the customer's condensate recovery plant into the Resthaven Facility. Should all the partners in the existing Resthaven Facility participate in the expansion, Pembina's capital for the plant will decrease to $75 million and its incremental expansion capacity will be 69 MMcf/d (net to Pembina). The additional NGL that will be extracted from the processed gas will be transported on the recently constructed Resthaven lateral and onto Pembina's Peace Pipeline System.

Subject to regulatory and environmental approvals, the gathering system portion of the Resthaven Expansion is expected to be in-service by the second quarter of 2015, followed by the gas processing expansion in mid-2016.

With the additional volumes anticipated at the Resthaven Facility, Pembina has also signed a long-term contract for Phase III pipeline capacity and fractionation capacity at the Company's Redwater fractionation and storage facility.

The Company also continues to progress the construction of Musreau II, a 100 MMcf/d shallow cut gas plant. Pembina expects it will complete this facility under budget and ahead of its previously anticipated in-service date of the first quarter 2015, with a new in-service date of December 2014.

Pembina's Saturn II Facility (a 200 MMcf/d 'twin' of the Saturn I Facility) is on schedule and within budget and is expected to be in-service by late-2015. To-date, the Company has completed approximately 25 percent of site construction.

Once the facilities listed above come on-stream, Pembina expects Gas Services' processing capacity to reach approximately 1.3 billion cubic feet per day (net to Pembina), including ethane-plus extraction capacity of approximately 870 MMcf/d (net to Pembina). The volumes from Pembina's existing assets and those under development (as discussed above) will be processed largely on a contracted, fee-for-service basis and could result in approximately 69,000 bpd of NGL, subject to gas compositions, that would be transported for toll revenue on Pembina's Conventional Pipelines once the projects are complete.

Potential West Coast Propane Terminal

On September 2, 2014, Pembina announced that it selected the site for the Company's planned West Coast propane export terminal project (the "West Coast Terminal" or the "Project"). Pembina entered into an agreement (the "Terminal Agreement") with the Port of Portland, Oregon (the "Port") on August 28, 2014, that sets forth the terminal site, which includes an existing marine berth, located within the city of Portland for the development of the Project. The Terminal Agreement also outlines the material commercial lease terms for the West Coast Terminal and enables Pembina to begin initial engineering design investigation and consultation processes with the Port and local regulators.

Under the Terminal Agreement, Pembina continues to progress preliminary engineering design work, extensive environmental and regulatory reviews and assessments, local consultation efforts and, together with the Port, is beginning the process of obtaining the required permits and approvals to develop the West Coast Terminal. The Project is subject to Pembina and the Port entering into definitive agreements, and the receipt of all environmental and regulatory permits and approvals necessary for the development of the Project.

Pembina intends to initially develop a 37,000 bpd propane export facility for an expected capital investment of approximately US$500 million and with an anticipated in-service date of early-2018. The Company expects that the West Coast Terminal will provide the growing western Canadian propane supply with access to large, international markets while complementing Pembina's expanding integrated service offering for NGL. The Port, which is located along the Columbia and Willamette rivers and has deep water access to the Pacific Ocean, has lands available for the installation of storage, piping and rail facilities and marine infrastructure associated with the Project.

Canadian Diluent Hub

On October 8, 2014, Pembina announced plans to proceed with construction of the Canadian Diluent Hub ("CDH"), a large-scale condensate and diluent terminal at its Heartland Terminal site near Fort Saskatchewan, Alberta.

The initial phase of CDH development is estimated to cost $350 million and will include 600,000 barrels of above ground storage, multiple inbound and outbound pipeline connections, plus associated pumping and metering facilities.

The CDH is designed to augment Pembina's existing diluent handling facilities in the Fort Saskatchewan area which includes approximately 20,000 bpd of rail import capacity, 500,000 barrels of underground diluent storage and approximately 180,000 bpd of existing delivery capacity to third-party diluent delivery pipelines. The proposed facilities are designed to accommodate contracted diluent supply volumes from the Company's previously announced field gas plant, pipeline and NGL fractionator expansions.

Site preparation began in late-2013 and is on-going. Subject to further regulatory and environmental approvals, Pembina anticipates phasing in incremental pipeline connections to regional condensate delivery systems in 2016 with a view to achieving full connectivity of and service offerings at CDH in the second quarter of 2017.

Update on Construction at Redwater

Pembina continues to progress with facility construction on its $415 million, second 73,000 bpd ethane-plus fractionator at the Company's Redwater site ("RFS II"). All towers have been erected at the site and the foundations for the compressor building are nearing completion. The project is on schedule and anticipated to be on-stream late in the fourth quarter of 2015.

With the addition of the previously announced RFS III, Pembina's third fractionator at its Redwater site, fractionation capacity will total 210,000 bpd, making the Company's Redwater complex the largest fractionation facility in Canada. Subject to regulatory and environmental approval, Pembina expects RFS III to be in-service in the third quarter of 2017.

Financing Activity

On September 11, 2014, Pembina closed its offering of 10,000,000 cumulative redeemable rate reset class A preferred shares, series 7 (the "Series 7 Preferred Shares") for aggregate gross proceeds of $250 million (the "Offering"). The proceeds from the Offering were used to help fund a portion of Pembina's purchase of Vantage and SEEP as well as to fund a portion of the remainder of the Company's 2014 capital expenditure program and for general corporate purposes.

The Series 7 Preferred Shares began trading on the Toronto Stock Exchange on September 11, 2014 under the symbol PPL.PR.G.

Dividends on the Series 7 Preferred Shares are expected to be $0.2813 quarterly, or $1.125 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding December 1, 2019.

Third Quarter 2014 Conference Call & Webcast

Pembina will host a conference call on Wednesday, November 5, 2014 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the third quarter of 2014. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until November 11, 2014 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 41655527.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: https://event.on24.com/eventRegistration/EventLobbyServlet?target=registration.jsp&eventid=742992&sessionid=1&key=7719A8D82D61576FC50967AB90F91D22&sourcepage=register in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "plans", "anticipates", "intends", "should", "anticipates", "estimates" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina's corporate strategy; future dividends which may be declared on Pembina's common shares; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, terminalling, storage and hub facilities; the anticipated impact of acquisitions on the Company's future cash flows, financial position and commercial opportunities;  anticipated synergies between newly acquired assets, assets under development and existing assets of the Company; and, the impact of share price on annual share-based incentive expense.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; expectations regarding participation in Pembina's dividend reinvestment plan; future operating costs; geotechnical and integrity costs; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP and Additional GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted cash flow from operating activities, and adjusted cash flow from operating activities per share. Since Non-GAAP and Additional GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP and Additional GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP and Additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP and Additional GAAP measures is to provide additional useful information to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate the Non-GAAP and Additional GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP and additional GAAP measures, including reconciliations to measures recognized by GAAP, please refer to the MD&A, which is available on SEDAR at www.sedar.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Scott Burrows, Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:01e 04-NOV-14